[On Chapman and Cutler LLP letterhead]

May 16, 2018

Via EDGAR Transmission

Kimberly Browning

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:      Innovator ETFs Trust II (“Registrant”)

Preliminary Proxy Statement on Schedule 14A, Filed April 26, 2018

File Nos. 333-201473; 811-22926

Dear Ms. Browning:

On behalf of Registrant, this letter responds to the additional comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received via telephone on May 14, 2018 with respect to Registrant’s preliminary proxy statement filed on April 26, 2018 (the “Proxy Statement”). Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Proxy Statement.

Please provide to the Staff supplemental details relating to the specific liabilities paid for by Innovator Capital Management, LLC (“Innovator”) to vendors of the Funds. Please further describe what, if any, agreements were made between the Innovator and Elkhorn Investments, LLC (“Elkhorn”) relating to these payments. Please also describe what compensation, if any, Elkhorn received in connection with the approval of the Innovator.

Response:     As previously communicated to the Staff in the Registrant’s letter dated May 10, 2018, Innovator negotiated directly with certain vendors of the Funds to make current payments owed. These payments included outstanding (i.e. past due) fees payable by the Funds to the Funds’ administrator, custodian, financial printer, outside law firms and auditors. A list of amounts paid by the Innovator to such vendors (hereinafter, the “Outstanding Vendor Payments”) is attached as Exhibit A to this letter.

Out of its unitary management fee arrangement, Elkhorn was contractually responsible to pay substantially all of the Fund expenses on behalf of the Funds, including the Outstanding Vendor Payments. However, Elkhorn was not able to make many of these payments in full as a result of its diminished financial resources.

As described in the Proxy Statement, the Board considered various options for the Funds’ investment adviser prior to the termination of its renewal period, including the liquidation of the Funds, the reapproval of Elkhorn and the approval of alternative investment advisers. One of the considerations of the Board for choosing Innovator as investment adviser for the Funds was Innovator’s commitment to the Board that it would meet its condition to negotiate directly with Fund vendors to make the Outstanding Vendor Payments. The Board’s decision to approve Innovator was not made as part of transaction in which Innovator (or any other party) obtained any interest in Elkhorn or any compensation paid by Innovator to Elkhorn. There was no equity or other interest issued from Elkhorn to Innovator and there was no agreement to make Outstanding Vendor Payments between the Innovator and Elkhorn. No payments or compensation was paid or is payable from Innovator to Elkhorn. Each of the negotiated amounts paid to Fund vendors were made pursuant to agreements negotiated directly between the Innovator and the applicable vendor. Innovator chose to make the Outstanding Vendor Payments that it deemed necessary and for the benefit of shareholders in order to ensure the retention of the Funds’ service providers and to avoid disruption to Fund operations.

*     *     *

We appreciate your prompt attention to this Proxy Statement. If you have any further questions or comments, please feel free to contact the undersigned at (312) 845-3273.

Very truly yours,

Chapman and Cutler LLP

By	/s/ Walter Draney
Walter Draney

Exhibit A

Outstanding Vendor Payments

Vendor	Payment

Financial Printer 1	$65,000
Financial Printer 2	$17,500
Custodian/Administrator	$200,000
Independent Trustees	$54,750
Independent Trustees’ Counsel	$180,000
Fund Counsel	$100,000
Massachusetts Counsel	$9,800

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